

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Richard D. Bertel
Chief Executive Officer
Integrated Rail and Resources Acquisition Corp.
6100 Southwest Boulevard, Suite 320
Fort Worth, Texas 76109

> **Re: Integrated Rail and Resources Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 21, 2021**
> **CIK No. 0001854795**

Dear Mr. Bertel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions..., page 67

1.   Your risk factor disclosure appears to suggest that the exclusive forum provision will apply to claims under the Securities Act. In this regard, we note your disclosure that "[u]nless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act." Please revise the risk factor disclosure to ensure consistency with the Certificate of Incorporation filed as exhibit 3.1, which indicates that "the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or

Richard D. Bertel
 Integrated Rail and Resources Acquisition Corp.
May 18, 2021
Page 2

> any other claim for which the federal courts have exclusive jurisdiction."

<u>Principal Stockholders, page 128</u>

2.   Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by DHIP Natural Resources Investments, LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

     You may contact Scott Anderegg at 202-551-3342 or Jennifer Lopez-Molina at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services